

November 12, 2013

<u>Via E-mail</u>
Alberto Burckhart
Chief Executive Officer
SMSA Crane Acquisition Corp.
1172 South Dixie Hwy., Suite 335
Coral Gables, FL 33146

>   **Re: SMSA Crane Acquisition Corp.**
>   **Form 8-K**
>   **Filed September 20, 2013**
>   **File No. 000-53800**

Dear Mr. Burckhart:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Lilyanna L. Peyser for

                                        Mara L. Ransom
                                        Assistant Director